UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number 001-43466

GOLD X2 MINING INC.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant's name into English)

450 Commerce Place
400 Burrard Street
Vancouver, British Columbia
V6C 3A6
Tel: +1 (604) 288-8005
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐      Form 40-F ☒

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release dated October 14, 2026 re Drilling Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD X2 MINING INC.

Date: October 14, 2026	By:	/s/ Michael Kanevsky
Name: Michael Kanevsky
Title: Chief Financial Officer